Mail Room 4561

November 13, 2009

Robin Raina
Chairman of the Board, President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2009**
> **File No. 000-15946**

Dear Mr. Raina:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile to (404) 815-3415
        Charles M. Harrell, Esq.
        Carlton Fields, P.A.